Via Facsimile and U.S. Mail
Mail Stop 4720

June 4, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your May 28, 2010 response to our April 23, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 43

1. Please refer to prior comment three. Your proposed new disclosure does not adequately follow the guidance in SEC Release No. 33-8350, IV, B, which seeks to avoid a recitation of amounts presented in your consolidated statement of cash flows. We reissue our comment. Your revised disclosure should also describe and quantify the sources of liquidity that will allow you to meet the contractual obligations in 2011-2014, as shown on page 59. Also, to the extent that you expect this liquidity to be provided by future cash flows from operating activities, describe and quantify the planned changes in the operations of Sun America and Chartis that you expect will generate the necessary level of future cash flows from operating activities.

AIGFP, page 52

2. Please refer to prior comment five. Please describe the contracts in the "all other derivatives" category and quantify their notional value. Disclose the effect on results of operations, financial position and cash flows of future collateral postings expected for this category.

Investments

AIGFP Trading Investments, page 167

3. Please refer to prior comment seven. Please disclose the investment gains (losses) for each fixed maturity trading investment class and further disaggregate this information for RMBS, CMBS and CDO/ABS securities. Ensure that this information supports the tabular disclosure on page 115 and the narrative disclosure on page 116.

Notes to Consolidated Financial Statements

Note 3. Discontinued Operations and Held-For-Sale Classifications, page 224

4. Please refer to prior comment eight. Please explain to us the nature of your significant continuing involvement with 21st Century, HBS and the investment advisory and third party asset management businesses.

Note 11. Derivatives and Hedge Accounting, page 273

5. Please refer to prior comments 2, 11 and 12. Mr. Pasciucco said in the February 18, 2010 Financial Times article that derivatives with a notional value of between $300 billion and $500 billion, or between 15% and 25% of the derivative portfolio's original size, would not be sold and that those assets could either be managed by AIG or outsourced to an external fund manager. Please revise to disclose the factors you will consider in deciding to either retain or wind-down derivatives and, for those that you intend to retain, disclose your estimate of their amount, type and purpose. Also, you state that an orderly wind-down of AIGFP's derivatives will require a substantial period of time and that you cannot determine the expected remaining life of the notional amounts of this portfolio. However, testimony by Robert Benmosche and James Millstein on May 26, 2010 at the Congressional Oversight Panel Hearing on AIG TARP Assistance indicated that the AIGFP unwinding program would be substantially complete by December 31, 2010. Please explain this apparent inconsistency and revise your disclosure as necessary.

Note 21. Federal Income Taxes, page 332

6. Please refer to prior comment 14. We were unable to determine how your reduction of deferred tax liabilities and increase in deferred tax assets in 2009 was reflected in additional paid-in capital. Please tell us the amount of these offsetting credits and where you recorded them in the Consolidated Statement of Equity.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant